[redacted]

SECURITIE 13014392 ION

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SEC Mail Processing Section
RECEIVED
AUG 29 2013
Wash. D.C.
193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
[redacted]

8-42293

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/12** (MM/DD/YY) AND ENDING **06/30/13** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Alamo Capital**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 N. Civic Drive, Suite 360
(No. and Street)

Walnut Creek	**CA**	**94596**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy Mullally **(925) 472-5740**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Road #460	**Walnut Creek**	**CA**	**94598**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Nancy Mullally**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Alamo Capital**, as of **June 30**, 20**13**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CONNIE J. FRANCIS
Commission # 1975080
Notary Public - California
Contra Costa County
My Comm. Expires Apr 14, 2016

Nancy A Mullally
Signature

Chief Executive Officer
Title

Connie J. Francis 8-28-13
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report (see separate report)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 29 2013
WASH., D.C.
193

ALAMO CAPITAL

FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA WITH INDEPENDENT AUDITORS' REPORT THEREON

YEAR ENDED JUNE 30, 2013

professional. personalized. service.

TO THE COMMISSIONER OF THE DEPARTMENT OF BUSINESS OVERSIGHT
OF
THE STATE OF CALIFORNIA
AND
FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)

VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) and 350.535(b)

(Executed Within the State of California)

I, Nancy A. Mullally, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedule and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the license (broker or dealer) nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 28th day of August, 2013
at Walnut Creek, California.

Nancy A. Mullally
Chief Executive Officer
Alamo Capital

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Rd, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Alamo Capital
Walnut Creek, California

We have audited the accompanying financial statements of Alamo Capital, which comprise the statement of financial condition as of June 30, 2013, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alamo Capital as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the accompanying Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, CA
August 26, 2013

ALAMO CAPITAL

Statement of Financial Condition

June 30, 2013

ASSETS

ASSETS:	
Cash and equivalents	$ 27,705
Accounts receivable:	
Cash held by clearing broker-dealer	1,474,644
Trade date receivables	84,452
Other receivables	94,239
Total accounts receivable	1,653,335
Securities owned, at fair value	7,113,282
Accrued interest on firm trading securities	103,090
Prepaid expenses and deposits	48,937
Furniture, equipment and leasehold improvements, less accumulated depreciation and amortization of $137,150	155,312
TOTAL ASSETS	$ 9,101,661

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 275,146
Payable to clearing broker - dealer - firm trading	7,113,282
- securities sold short	2,701
Liabilities subordinated to claims of general creditors	445,000
Total liabilities	7,836,129
STOCKHOLDERS' EQUITY:	
Common stock of no par value, authorized 1,000,000 shares, issued and outstanding 558,933 1/3	67,061
Preferred stock, various series, cumulative non-voting	100,000
Additional paid-in capital	9,939
Retained earnings	1,088,532
Total stockholders' equity	1,265,532
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 9,101,661

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL
Statement of Income
Year Ended June 30, 2013

OPERATING REVENUES:	
Trading	$ 6,136,940
Commission, concession, and fee	1,477,742
Interest	435,970
Total operating revenues	8,050,652
OPERATING EXPENSES:	
Human resources and related	2,479,261
Commissions	2,457,962
Professional fees	95,721
Clearing fees	533,609
Advertising and promotional	672,316
Occupancy, technology, and communications	1,278,755
Interest	294,200
Regulatory and other	151,445
Total operating expenses	7,963,269
OPERATING INCOME BEFORE INCOME TAXES	87,383
INCOME TAXES -	
California income tax	800
Federal income tax	-
Total income tax expense	800
NET INCOME	$ 86,583

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL

Statement of Changes in Stockholders' Equity

Year Ended June 30, 2013

	Common Stock		Preferred Stock		Additional Paid-in	Retained Earnings	
	# Shares	Amount	# Shares	Amount	Capital	(Deficit)	Total
BALANCE AT JUNE 30, 2012	558,933	$ 67,061	150	$ 150,000	$ 9,939	$ 1,009,449	$ 1,236,449
Net income for the year	-	-	-	-	-	86,583	86,583
Buy-back of preferred stock	-	-	(50)	(50,000)	-	-	(50,000)
Dividends on cumulative non-voting preferred stock	-	-	- 0	-	-	(7,500)	(7,500)
BALANCE AT JUNE 30, 2013	558,933	$ 67,061	100	$ 100,000	$ 9,939	$ 1,088,532	$ 1,265,532

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year Ended June 30, 2013

BALANCE AT JUNE 30, 2012	$ 445,000
No change for the year	-
BALANCE AT JUNE 30, 2013	$ 445,000

The accompanying notes are an integral part of these financial statements.

ALAMO CAPITAL

Statement of Cash Flows

Year Ended June 30, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 86,583
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation and amortization	31,234
(Increase) decrease in operating accounts:	
Net accounts receivable	29,399
Firm trading securities, net of investments held for sale	(1,444,603)
Securities sold short	(42,594)
Deposits and prepaid expenses	(18,357)
Accounts payable and accrued expenses	21,068
Amount payable to clearing broker	1,447,303
Net cash provided by operating activities	110,033
CASH FLOWS FROM INVESTING ACTIVITIES - Purchases of capital assets	(92,970)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Buy-back of preferred stock	(50,000)
Dividends paid on preferred stock	(7,500)
Net cash used in financing activities	(57,500)
NET CHANGE IN CASH	(40,437)
CASH, BEGINNING OF YEAR	68,142
CASH, END OF YEAR	$ 27,705
Supplementary cash flow information	
Income tax paid	$ 1,600
Interest paid	$ 274,707

The accompanying notes are an integral part of these financial statements.

1. GENERAL AND SIGNIFICANT ACCOUNTING POLICIES

The Company
Alamo Capital (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company transacts trades in stocks and bonds through brokers on a "fully-disclosed" basis and receives commissions therefrom. In addition, commissions are earned on sales of mutual funds and other interests. The Company also trades in bonds realizing gains or losses on the difference between the cost and the ultimate sales price of the bonds.

Securities Owned
Proprietary security transactions in regular-way trades are recorded on a trade-date basis, as if they had been settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Securities owned and securities sold not yet purchased are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement* (See Note 3).

Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations. The Company's securities are being held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

Securities sold not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermined price. The Company is obligated to acquire the securities at prevalent market prices in the future to satisfy this obligation.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables.

Fixed Assets and Depreciation
Fixed assets with a cost basis in excess of $1,000 are capitalized and stated at cost. Depreciation is provided on a straight-line basis using estimated useful lives. Normal repairs and maintenance are expensed as incurred.

Depreciation is computed on the straight-line method over estimated useful lives as follows:

Computer hardware and software	5 years
Furniture and equipment	7 years
Leasehold improvements	Life of lease

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising
Advertising costs are expensed as incurred. Total advertising expense for the year ended June 30, 2013 was $503,562.

Income Taxes
The Company provides taxes on those due currently and those deferred to future periods as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Concentrations of Risk
Substantially all of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commitments and Contingencies
Accordingly to an indemnification clause in the Company's clearing agreement, should the Company's customers fail to settle security transactions, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. As of June 30, 2013, the Company had not been notified by the clearing broker-dealer, nor was management aware, of any potential losses.

Subsequent Events
Management has evaluated events through August 26, 2013, the date on which the financial statements were available to be issued. No events have occurred subsequent to year-end that require adjustment to or disclosure in the financial statements.

2. INCOME TAXES

The following is a summary of income taxes for the year ended June 30, 2013:

	California	Federal	Total
Net income before taxes	$ 87,383	$ 87,383	
Net municipal bond interest income, net of interest paid to carry municipal bonds	-	(163,757)	
Add back (deduct) :			
50% of business meals and entertainment	303	303	
Excess depreciation book over tax	11,590	29,599	
Nondeductible charitable contributions	440	(2,000)	
California franchise tax paid	-	(800)	
Allocation to Nevada and Washington	(2,000)	-	
Taxable income (loss) before operating loss carryforwards	97,716	(67,281)	
Operating loss carryforwards to be applied	(97,716)	-	
Taxable income (loss)	$ -	$ (67,281)	
Provision for income tax (minimum)	$ 800	$ -	$ 800

Differences in book to tax depreciation deductions and other timing differences result in a deferred tax liability totaling $16,532 at June 30, 2013.

The current year Federal net operating loss of $67,281, combined with prior year losses available to be carried forward of $72,298, total $138,578 in available offsets to future income. California loss carryforwards available to future years total $34,351. Due to the uncertainty regarding recoverability of such tax benefits, no deferred tax asset has been recognized in the accompanying financial statements.

3. FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell and asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement

assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those assets (and corresponding liabilities) measured at fair value on a recurring basis as of June 30, 2013:

Security Type	*Level 1*	*Level 2*	*Level 3*	*Total*
Government securities	$ 6,915	$ -	$ -	$ 6,915
Municipal bonds	5,991,472	-	-	5,991,472
Non-convertible debt securities	-	634,582	-	634,582
Other debt securities	-	-	480,313	480,313
TOTALS	$ 7,113,282	$ 634,582	$ 480,313	$ 7,113,282

4. EXEMPTION FROM RULE 15C3-3 AND PAYABLE TO CLEARING BROKER

The Company clears its proprietary and customer transactions through one broker-dealer on a fully-disclosed basis. As such, the Company is exempt from certain provisions of Rule 15c3-3 because it does not hold funds or securities of customers. The amount payable to the clearing broker relates to the financing of trading securities owned by the Company and is collateralized by those securities. Interest is charged on this payable at the prevailing margin rate, which was 4.59% at June 30, 2013.

5. NET CAPITAL REQUIREMENT

As a registered broker and dealer in securities, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.28 to 1 at June 30, 2013. Aggregate indebtedness and net capital change from day to day. However, the ratio is not to exceed 15 to 1. At June 30, 2013, the Company had net capital as defined of $970,942, which is $870,942 in excess of the minimum capital requirement.

6. LEASE COMMITMENTS

The Company has long-term lease obligations for two office locations, in addition to one equipment lease. Minimum lease commitments for the following five fiscal years are as follows:

Year Ended June 30:	Office Locations	Equipment
2014	$ 368,049	$ 15,478
2015	414,841	12,898
2016	386,856	-
2017	414,204	-
2018	421,872	-

7. RELATED PARTY TRANSACTIONS

During the year ended June 30, 2013, the Company transacted business with a related company, Alamo Advertising Group, which is owned and operated by the Company's two key employees and shareholders. Those transactions are summarized as follows as of and for the year ended June 30, 2013:

Cash disbursements to Alamo Advertising Group	$ 487,560
Cash receipts from Alamo Advertising Group	16,000
Amounts payable to Alamo Advertising Group	25,867

In addition, the Company provides all bookkeeping and management services to Alamo Advertising Group. No overhead reimbursements were received due to the insignificant nature of the amounts provided.

Related party debt and interest expense are disclosed in Note 9.

8. PENSION PLANS

The Company sponsors a defined contribution profit sharing plan to which the employee may also contribute. The Company may contribute to this plan on a discretionary basis on behalf of eligible employees, as defined in the plan agreement. The Company did not contribute to such plan during the year ended June 30, 2013 and, as such, incurred no related expense.

The Company also sponsors a defined benefit (cash balance) plan for all employees not excluded by class as defined in the plan agreement. There are currently only two active employees participating in the plan. As of June 30, 2011, the Company froze all plan benefits; consequently no employer contributions or benefits were paid during the year ended June 30, 2013. The Company plans on terminating the plan during the year ending June 30, 2014 and settling all plan assets into an IRA (with no further financial statement effect). As such, the overfunded status of the plan has not been reflected in the accompanying financial statements.

Plan status as of June 30, 2013 is presented below:

Benefit obligation	$ 354,899
Fair value of plan assets	462,984
Funded Status	$ 90,340
Weighted Average Assumptions:	
Discount rate	5.00%
Expected return on plan assets	5.00%

Plan assets have been invested in debt securities as of June 30, 2013 and are considered Level one securities according to the fair value hierarchy (see Note 3).

9. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Notes payable which are subordinated to claims of general creditors were as follows at June 30, 2012:

Maturity Date	Interest Rate	Payable	Due to
January 31, 2015	11.00%	$ 75,000	Stockholder trust
August 1, 2014	8.00%	70,000	Stockholder trust
June 16, 2015	Prime +2.25%	300,000	Clearing broker
		$ 445,000	

Prior written approval by the Financial Industry Regulatory Authority (FINRA). is required before any repayment of a subordinated debt. Such approval is contingent on the Company meeting the net capital requirements (Note 5).

ALAMO CAPITAL

Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

June 30, 2013

Stockholders' equity		$ 1,265,532	
Liabilities subordinated to claims of general creditors		445,000	
		1,710,532	
Non-allowable assets and charges against net capital			
Petty cash		5	
Prepaid expenses and deposits		48,932	
Receivables from non-customers		94,239	
Net fixed assets		155,312	
		298,488	
Haircut on firm trading inventory and undue concentrations		441,102	
		739,590	
Net capital, as defined		970,942	(A)
Minimum requirement of net capital (greater of $100,000 or 1/15 of aggregate indebtedness)		100,000	
Excess of net capital over requirement		$ 870,942	
Aggregate indebtedness			
Total liabilities	$ 7,836,129		
Less: Subordinated capital	(445,000)		
Due to clearing broker-secured by firm trading securities	(7,115,964)		
		$ 275,165	(B)
Ratio of aggregate indebtedness to net capital (B/A)		0.28 to 1	

Reconciliation of computation of net capital from FOCUS Part II (A) as submitted by Company to audited amounts:

	Net Capital	Aggregate Indebtedness	Ratio
Amounts submitted by Company	$ 975,304	$ 270,803	0.28 to 1
Increase in accounts payable	(4,362)	4,362	
Audited amounts (above)	$ 970,942	$ 275,165	0.28 to 1

The accompanying notes are an integral part of these financial statements.

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Rd, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17(A)-5(G)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Board of Directors of
Alamo Capital
Walnut Creek, CA

In planning and performing our audit of the financial statements of Alamo Capital (the Company) as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that thee is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously,

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 26, 2013

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Rd, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Alamo Capital
Walnut Creek, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2013, which were agreed to by Alamo Capital and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., (FINRA) and SIPC, solely to assist you and the other specified parties in evaluating Alamo Capital's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Alamo Capital's management is responsible for Alamo Capital's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2013, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be an expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, CA
August 26, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 6/30/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042293 FINRA JUN
ALAMO CAPITAL
201 N CIVIC DR STE 360
WALNUT CREEK CA 94596-3864

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Stephen Kinkade 415-225-0488

2. A.	General Assessment (item 2e from page 2)		$ 15,688
B.	Less payment made with SIPC-6 filed (exclude interest) 1/28/13 Date Paid		(8,100)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		7,588
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 7,588
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 7,588	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Alamo Capital
(Name of Corporation, Partnership or other organization)

St R Kinkade
(Authorized Signature)

Accountant
(Title)

Dated the 21st day of August, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2012 and ending 6/30/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8050,651
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	428,508
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	533,609
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	518,195
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 295,033	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 3,878	
Enter the greater of line (i) or (ii)	295,033
Total deductions	1775,345
2d. SIPC Net Operating Revenues	$ 6275,306
2e. General Assessment @ .0025	$ 15,688 (to page 1, line 2.A.)